Exhibit 15
Telvent Announces Fourth Quarter and
Fiscal Year 2006 Financial Results
•	Revised 2006 Revenue and EPS Guidance Exceeded

•	Full Year Revenues Increase 25.2% to €503.8 Million

•	Full Year Pro Forma Diluted EPS of €0.81

•	Record New Order Bookings of €552.8 Million for the Year
     Madrid — March 1, 2007 — Telvent GIT, S.A. (Nasdaq: TLVT), the Global RealTime IT Company, today announced unaudited financial results for the fourth quarter and fiscal year ended December 31, 2006.
     Revenues for the fourth quarter 2006 were €172.7 million, an increase of 31.8% compared to €131.0 million for the fourth quarter 2005. Revenues for the fiscal year 2006 totaled €503.8 million, an increase of 25.2% (18% organic) over €402.4 million reported for fiscal year 2005.
     Net income for the fourth quarter 2006 was €11.4 million, an increase of 109.5% versus €5.4 million reported for the fourth quarter 2005. Diluted EPS for the fourth quarter 2006 were €0.39, compared to €0.19 in the fourth quarter 2005. For the fiscal year 2006, net income totaled €21.8 million, an increase of 52.0%, versus €14.4 million reported for fiscal year 2005. Diluted EPS for fiscal year 2006 were €0.75 compared to €0.49 for fiscal year 2005.
     Pro forma net income for the fourth quarter 2006 was €9.6 million, an increase of 56.5% versus €6.1 million for the fourth quarter of 2005. Pro forma diluted EPS for the fourth quarter 2006 were €0.33, versus €0.21 for the fourth quarter of 2005. Pro forma net income for the fiscal year 2006 was €23.6 million, an increase of 31.0% versus €18.0 million for the same period of 2005. Pro forma diluted EPS for fiscal year 2006 were €0.81, versus €0.62 for fiscal year 2005.
     New order bookings (or new contracts signed) in the fourth quarter of 2006 were €135.9 million, a 15.5% decrease from €160.8 million during the same period in 2005. Bookings for the full year were €552.8 million, a 15.1% increase from 2005.
     Backlog (representing the portion of signed contracts for which performance is pending) was €445.2 million as of December 31, 2006, which reflects 14.4% growth over the €388.9 million in backlog at the end of December 2005.
     Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately €1.5 billion.

Continued

Manuel Sánchez, Chairman and Chief Executive Officer, said, “Telvent finished the year strongly, delivering revenue and EPS in excess of our previously raised estimates, and supported by organic growth in new products and new geographies.
The strong fourth quarter, with its excellent operating performance and cash generation, is consistent with our typical seasonality. In addition, our ability to integrate our acquisitions quickly and efficiently, especially Telvent Farradyne, helped to bolster our performance.
The positive fundamentals driving our business remain undiminished. With the excellent work of the Telvent team, our healthy backlog and pipeline of new opportunities, we believe we are well-positioned for further growth in 2007.”
Gross margin was 21.6% in the fourth quarter of 2006, compared to 18.1% in the fourth quarter of 2005. Gross margin for fiscal 2006 was 22.0%, compared to 20.5% in 2005.
Operating expenses, as a percentage of revenues, were 13.5% in the fourth quarter of 2006, versus 13.0% in the same quarter of 2005. Operating expenses, as a percentage of revenues, were 15.8% in fiscal 2006 compared to 15.3% in 2005.
Operating margin was 8.1% in the fourth quarter of 2006, compared to 5.1% in the fourth quarter of 2005. Operating margin for fiscal 2006 was 6.2% in 2006, up from 5.3% in 2005.
As of December 31, 2006, cash and cash equivalents were €77.3 million and total debt (including net €18.4 million credit line due from related parties) was €30.6 million, resulting in a net cash position of €46.7 million. As of December 31, 2005, net cash position was €58.1 million.
For fiscal year 2006, cash provided by operating activities was €36.7 million compared to €2.6 million provided in 2005. Cash used in investing activities in fiscal 2006 amounted to €46.0 million versus €10.6 million in 2005.
“While we continued our strong investment activities in R&D and acquisitions during the year, we generated enough cash from operations to maintain a solid net cash position at year end and a healthy balance sheet that we expect will allow us to continue growing at a double digit pace,“ commented Mr. Sánchez.
Segment Discussion
Energy
Revenues for the Energy segment in the fourth quarter 2006 were €66.1 million, an increase of 35.0% from €49.0 million in the fourth quarter 2005. Gross margin was 25.7% in the fourth quarter 2006, versus 14.7% in the same period in 2005. The most significant contract in this segment during the fourth quarter was the upgrade of PEMEX ´s data acquisition and control systems (SCADA) and supply of advanced oil and gas management applications for the main Operation Center of the Ku-Maloob-Zaap oil field, PEMEX ´s biggest oil and gas complex in the Gulf of Mexico. Telvent ´s technology will enable real-time monitoring by PEMEX of both the oil rig operation process and security.

Continued

Revenues for the Energy segment in 2006 were €217.2 million, an increase of 22.3% from €177.6 million in 2005. Gross margin was 23.4% in 2006, versus 20.3% in 2005.
Traffic
Revenues for the Traffic segment in the fourth quarter 2006 were €62.8 million, an increase of 58.1% from €39.7 million in the fourth quarter 2005. Gross margin was 17.3% in the fourth quarter 2006, versus 14.6% in the same period in 2005. In the most significant contract during the quarter, Telvent will provide enhancements to the traffic management system for the State of Maryland in the U.S. Telvent will utilize its significant experience in smart transportation systems to develop software for the Maryland State Highway Administration’s Intelligent Transportation Systems.
Revenues for the traffic segment in 2006 were €156.5 million, an increase of 25.6% from €124.6 million in 2005. Gross margin was 17.9% in 2006, versus 16.3% in 2005.
Transport
Revenues for the Transport segment in the fourth quarter 2006 were €16.5 million, an increase of 32.8% from €12.4 million in the fourth quarter 2005. Gross margin was 11.8% in the fourth quarter 2006, versus 18.9% in the same period in 2005. The most significant contract during the quarter was with Electrans in Spain for the supply and installation of a fixed equipment telecommand system for the “Finca Adoc-Mercado” section of the Alicante light train.
Revenues for the Transport segment in 2006 were €43.9 million, an increase of 50.6% from €29.2 million in 2005. Gross margin was 21.0% in 2006, versus 20.7% in 2005.
Environment
Revenues for the Environment segment in the fourth quarter 2006 were €15.3 million, a decrease of 16.1% from €18.2 million in the fourth quarter 2005. Gross margin was 19.7% in the fourth quarter 2006, versus 24.0% in the same period in 2005. The most significant contract in this segment during the quarter was with the Indian Meteorological Department for the supply of Integrated Aviation Meteorological Systems at eight airports in India including Mumbai and Delhi International Airports. The systems consist of several components integrated into one solution and are part of a major upgrade of all Indian aviation meteorological systems.
Revenues for the Environment segment in 2006 were €43.5 million, an increase of 20.7% from €36.0 million in 2005. Gross margin was 21.7% in 2006, versus 23.3% in 2005.
Other
Revenues for the Other segment (Public Administration, Healthcare IT and Managed Services) in the fourth quarter 2006 were €12.0 million, an increase of 2.9% from €11.7 million in the fourth quarter 2005. Gross margin was 36.6% in the fourth quarter 2006,

Continued

versus 33.7% in the same period in 2005. The most significant contract in this segment during the quarter was with the Andalusian Health Service in Spain to develop its Corporate Radiology Information System and its Centralized Medical Imaging Management System.
Revenues for the Other segment in 2006 were €42.8 million, an increase of 22.3% from €35.0 million in 2005. Gross margin was 30.6% in 2006, versus 34.0% in 2005.
Business Outlook
For fiscal 2007, Telvent expects revenues to grow organically (excluding any contributions from acquisitions) within the range of 12% to 14%, versus fiscal year 2006. Telvent forecasts full-year 2007 pro forma earnings per share will be within a range of €0.93 per diluted share to €0.97 per diluted share. Pro forma earnings per share were determined by using a weighted average number of shares issued and outstanding in the period of 29,247,100 shares.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
Conference Call Details
Telvent Chairman and CEO, Manuel Sánchez Ortega and Chief Financial Officer and Head of Investor Relations, Ana Plaza, will conduct a conference call to discuss the fourth quarter and fiscal year 2006 results, which will be simultaneously webcast at 12:00 Noon Eastern Time / 6:00 P.M. Madrid Time on Thursday, March 1, 2007.
To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed.

Continued

About Telvent
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-add solutions and services in four industry segments (Energy, Traffic, Transport and Environment). Its technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise.
Investor Relations Contact:
Ana Plaza
Phone: +34 902-335599
Email: aplaza@telvent.abengoa.com
Mark Jones
Phone: +1 646-284-9414
Email: mjones@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on May 3, 2006, and Telvent ´s Quarterly Reports on Form 6-K for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 filed May 30, 2006, August 30, 2006, and November 27, 2006, respectively.

Continued

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2006	2005
Assets:
Current assets:
Cash and cash equivalents	€69,232	€80,010
Restricted cash	8,045	3,183
Other short-term investments	386	709
Derivative contracts	2,814	1,194
Accounts receivable (net of allowances of €2,719 as of December 31, 2006 and €2,650 as of December 31, 2005)	144,763	92,494
Unbilled revenues	101,317	77,069
Due from related parties	47,958	45,449
Inventory	19,274	11,622
Other taxes receivable	13,258	8,434
Deferred tax assets	3,328	6,043
Other current assets	7,016	1,532

Total current assets	€417,391	€327,739
Deposits and other investments	1,795	1,870
Property, plant and equipment, net	51,215	52,965
Long-term receivables and other assets	11,236	11,317
Deferred tax assets	14,954	14,446
Other intangible assets, net	21,260	10,143
Goodwill	37,416	16,862

Total assets	€555,267	€435,342

Liabilities and shareholders’ equity:
Accounts payable	€216,614	€150,246
Billings in excess of costs and estimated earnings	26,568	20,417
Accrued and other liabilities	10,389	9,418
Income and other taxes payable	26,901	17,835
Deferred tax liabilities	4,983	3,082
Due to related parties	23,512	11,146
Current portion of long-term debt	1,514	8,515
Short-term debt	32,295	23,958
Short-term leasing obligations	2,562	1,948
Derivative contracts	3,269	1,440

Total current liabilities	€348,607	€248,005
Long-term debt less current portion	15,188	15,310
Long-term leasing obligations	1,834	4,035
Other long term liabilities	5,716	7,507
Deferred tax liabilities	6,276	673
Unearned income	131	211

Total liabilities	€377,752	€275,741

Continued

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	December 31,	December 31,
	2006	2005

Minority interest	794	1,604

Commitments and contingencies

Shareholders ´ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	40,338	40,471
Deferred compensation	—	(2,044)
Accumulated other comprehensive income (loss)	(2,142)	2,883
Retained earnings	50,636	28,798

Total shareholders’ equity	€176,721	€157,997

Total liabilities and shareholders’ equity	€555,267	€435,342

Continued

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Revenues	€172,674	€130,997	€503,844	€402,369
Cost of revenues	135,447	107,344	393,220	319,712

Gross profit	€37,227	€23,653	€110,624	€82,657

General and administrative	13,025	7,164	39,850	25,286
Sales and marketing	1,395	3,505	13,730	13,023
Research and development	4,812	4,548	16,464	14,980
Depreciation and amortization	4,021	1,806	9,562	8,225

Total operating expenses	€23,253	€17,023	€79,606	€61,514

Income from operations	13,974	6,630	31,018	21,143
Financial income (expense), net	(1,814)	(1,629)	(6,644)	(3,432)
Other income (expense), net	(388)	—	(388)	—

Total other income (expense)	€(2,202)	€(1,629)	€(7,032)	€(3,432)

Income before income taxes	11,772	5,001	23,986	17,711
Income tax expense (benefit)	(247)	(177)	2,081	2,972

Net income before minority interest	€12,019	€5,178	€21,905	€14,739

Loss (profit) attributable to minority interests	(662)	244	(70)	(373)

Net income	€11,357	€5,422	€21,835	€14,366

Earnings per share
Basic and diluted net income per share	€0.39	€0.19	€0.75	€0.49

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

Continued

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2006	2005

Cash flow from operating activities:
Net income before minority interest	€21,905	€14,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,986	10,625
Foreign exchange losses	(901)	849
Allowance for doubtful accounts	278	485
Deferred income taxes	(2,769)	(3,066)
Compensation related to the stock compensation plan	1,910	1,413
Gains on sales of investments	388	—
Change in operating assets and liabilities:
Accounts receivable	(44,333)	(18,058)
Inventory	(8,149)	(1,136)
Unbilled revenues	(26,743)	(36,917)
Related parties receivable and other assets	(8,484)	23,796
Billing in excess of cost and estimated earnings on uncompleted contracts	8,248	3,951
Accounts payable, accrued and other liabilities, related parties payable	87,443	17,474
Due to temporary joint ventures	(2,060)	(11,515)

Net cash provided by operating activities	€36,719	€2,638

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(4,862)	4,845
Due from related parties	4,552	(5,018)
Purchase of property, plant & equipment	(2,313)	(3,894)
Acquisition of subsidiaries, net of cash	(43,208)	(4,957)
Acquisition (disposal) of investments	(153)	(1,553)

Net cash (used in) investing activities	€(45,984)	€(10,577)

Cash flows from financing activities:
Proceeds from long-term debt	1,084	9,196
Repayment of long-term debt	(11,576)	(15,128)
Proceeds from short-term debt	16,095	7,157
Repayment of short-term debt	(5,758)	(1,947)
Due to related parties	(218)	3,099

Net cash provided by (used in) financing activities	€(373)	€2,377

Net decrease in cash and cash equivalents	€(9,638)	€(5,562)
Net effect of foreign exchange in cash and cash equivalents	(1,145)	5,057
Cash and cash equivalents at the beginning of period, excluding joint ventures	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	12,219	10,933

Cash and cash equivalents at the end of period	€69,232	€80,010

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€2,507	€1,153
Interest	€8,275	€5,802

Continued

     Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2006	2005	2006	2005

GAAP basis income before income taxes	€11,772	€5,001	€23,986	€17,711

Adjustments to Net Income
Amortization of intangibles	1,707	1,256	3,453	2,756
Stock compensation plan expenses	477	414	1,910	1,413
Mark to market derivatives	(1,245)	(797)	(465)	705

Total Adjustments	939	873	4,898	4,874

Adjusted income before income taxes	€12,711	€5,874	€28,884	€22,585

Income tax provision	(2,451)	16	(5,192)	(4,183)
Profit attributable to minority interests	(662)	244	(70)	(373)

Proforma Net Income	€9,598	€6,134	€23,622	€18,029

Earnings per share
Basic and diluted net income per share	€0.33	€0.21	€0.81	€0.62

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

Continued